July 2, 2024

Mark A. McFarland
Chief Executive Officer
Talen Energy Corporation
2929 Allen Pkwy, Suite 2200
Houston, TX 77019

       Re: Talen Energy Corporation
           Registration Statement on Form S-1
           Filed June 20, 2024
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 2, 2024
           File No. 333-280341
Dear Mark A. McFarland:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Principal and Selling Stockholders, page 140

1. Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Aventail Capital Group, LP, Brown
       Advisory LLC and Mirabella Financial Services LLP. Refer to Item 507 of Regulation S-
       K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.
General

2. We note your disclosure on page 160 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a
 July 2, 2024
Page 2

       post-effective amendment. Refer to your undertaking provided pursuant to Item
       512(a)(1)(iii) of Regulation S-K.
3. We note your disclosure on page 151 that the exclusive forum provision in your charter will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have jurisdiction. Please revise Exhibit 3.1 to ensure that the exclusive forum provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
4. Disclose whether your offering is contingent upon final approval of your Nasdaq listing on your cover page.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Yolanda Guobadia at 202-551-3562 or Lily Dang at 202-551-3867 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation